February 25, 2020

Daniel Gudema
Chief Executive Officer
Take It National, Inc.
299 Camino Gardens, Suite 300
Boca Raton, FL 33432

       Re: Take It National, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed February 13, 2020
           File No. 024-11132

Dear Mr. Gudema:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Preferred Shareholders have inordinate voting rights..., page 11

1. Please revise to discuss the full extent of the voting rights of your Series A Preferred
       Shares. In this regard, disclose that each Series A Preferred Share is entitled to ten votes per share and that, regardless of the right to ten votes per share, the Series A Preferred shareholders will always be entitled to have at least 51% of the votes on all matters submitted to a shareholder vote. Also revise your disclosure of the terms of your Series A
       Preferred Stock on page 26 to discuss these voting rights. Lastly, revise the risk factor
       "Our officers and directors control our company..." on page 8 so that it does not suggest that your officers and directors will no longer control the company if more than $500,000 is raised in the offering.
 Daniel Gudema
FirstName LastNameDaniel Gudema
Take It National, Inc.
Comapany NameTake It National, Inc.
February 25, 2020
Page 2
February 25, 2020 Page 2
FirstName LastName
Dilution, page 12

2. We note your revised dilution table and recalculated amounts in response to prior comment 1. Please provide us with your calculation of the net tangible book value per share as of September 30, 2019. Confirm that this per share amount is based upon the net amount of the total tangible assets less liabilities as it appears that you are using the total asset amount.

Item 12: Security Ownership of Management and Certain Beneficial Owners, page
26

3. Please note that you are required to disclose beneficial ownership for all voting securities.
         As your Series A Preferred Stock has voting rights, please also provide the disclosure required by Part II, Item 10, of Form 1-A for your Series A Preferred Stock. This may be done by adding separate columns to your current beneficial ownership table for your
         Series A Preferred Stock and a final column showing total voting power held by each person listed in the table taking into account their beneficial ownership in all of the voting securities held by them.
Item 13: Interest of Management and Others in Certain Transactions Related Party Transactions, page 26

4.       You disclose on page 19 that the company signed a "Software License &
Share
         Agreement" with Gold Entertainment Group, Inc. on April 27, 2017 when Mr. Fytton was the President, CEO and majority shareholder of Gold Entertainment Group. It appears that this agreement was filed as Exhibit 99.1 to Gold Entertainment Group, Inc's Form 10-
         Q filed on July 31, 2017. It also appears that the company granted a license to Gold
         Entertainment for three years and that Daniel Gudema received a portion of the 200 million shares of Gold Entertainment Group common stock issued pursuant to the agreement. Please file this agreement as an exhibit to the Form 1-A and provide the disclosure required by Part II, Item 13 of Form 1-A with regard to Mr. Frytton's and Mr.
         Gudema's interests in the transaction. Also clarify that Gold Entertainment Group is no longer a public reporting company with the SEC.
Consolidated Statement of Operations, page F-3

5. Your response to prior comment 6 indicates that you ceased to be a subchapter S corporation as of the end of the tax year ended December 31, 2019. Please revise to present pro forma income tax expense on the face of your Statement of Operations for each period presented. Pro forma income tax should be calculated using statutory tax rates that were in effect in prior periods. The pro forma income tax expense and net income can be presented directly below the net income amount. In addition, revise to include a discussion and analysis of the pro forma income tax expense in the MD&A section of your filing.
 Daniel Gudema
Take It National, Inc.
February 25, 2020
Page 3

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameDaniel Gudema                           Sincerely,
Comapany NameTake It National, Inc.
                                                          Division of
Corporation Finance
February 25, 2020 Page 3                                  Office of Technology
FirstName LastName